UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

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Exhibit Index
Ex-99.1 Announcement for the Court Convened Meeting of the shareholders
Ex-99.2 Notice and Explanatory Statement for the Court Convened Meeting of the Shareholders of the Company

Sterlite Industries (India) Limited

Other Events

A meeting of the equity shareholders of the Company is being convened and will be held on Thursday, June 21, 2012 for considering and approving the proposed Scheme of Amalagamation and Arrangement. The announcement and the Notice and its Explanatory Statement for the Court Convened Meeting of the Shareholders of the Company is attached as Exhibit 99.1 and Exhibit 99.2

Exhibits

Ex-99.1 Announcement for the Court Convened Meeting of the shareholders

Ex-99.2 Notice and Explanatory Statement for the Court Convened Meeting of the Shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 23, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name: Din Dayal Jalan
Title: Chief Financial Officer

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